SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Salient Alternative Strategies I Fund

(Name of Issuer)

Salient Alternative Strategies I Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

With a copy to:

John A. Blaisdell c/o Salient Advisors, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(February 18, 2014)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Salient Alternative Strategies I Fund (the “Fund”) relating to an offer to purchase (the “Offer”) up to $17,000,000 of shares of beneficial interest (“Shares”) in the Fund or portions thereof pursuant to tenders by shareholders of the Fund at their estimated net asset value as of December 31, 2013 and originally filed with the Securities and Exchange Commission on October 24, 2013, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on November 21, 2013 (the “Expiration Date”). Pursuant to the Offer, $12,706,175.67 of Shares were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2014

Salient Alternative Strategies I Fund

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Principal Executive Officer